UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 22, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

IN RELATION TO CAPITAL INJECTION

THE AGREEMENT

On 22 December 2014, the Company entered into the Agreement with CEA Holding and CES Finance, pursuant to which CEA Holding, the Company and CES Finance agreed to inject a total of RMB1,500 million into Eastern Air Finance Company in proportion according to their respective shareholding in Eastern Air Finance Company, upon and subject to the terms and conditions set out therein.

LISTING RULES IMPLICATIONS

Eastern Air Finance Company is a non-wholly owned subsidiary of and thus an associate of CEA Holding, which in turn is the controlling shareholder of the Company. As such, Eastern Air Finance Company is a connected person of the Company. The CEA Contribution constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the CEA Contribution are less than 5% but more than 0.1%, the CEA Contribution is subject to reporting and announcement requirements under Chapter 14A of the Listing Rules and is exempt from approval by the independent shareholders of the Company.

THE AGREEMENT

On 22 December 2014, the Company entered into the Agreement with CEA Holding and CES Finance, pursuant to which CEA Holding, the Company and CES Finance agreed to inject a total of RMB1,500 million into Eastern Air Finance Company in proportion according to their respective shareholding in Eastern Air Finance Company, upon and subject to the terms and conditions set out therein.

The Capital Injection

Prior to the Capital Injection, the registered capital of Eastern Air Finance Company is RMB500 million, which is held as to (i) 53.75% by CEA Holding; (ii) 25% by the Company and (iii) 21.25% by CES Finance.

Upon completion of the Capital Injection, the total registered capital of Eastern Air Finance Company will increase by RMB1,500 million from RMB500 million to RMB2,000 million, which increased amount will be funded entirely by capital contributions by the existing shareholders of Eastern Air Finance Company. Out of the RMB1,500 million to be contributed to the registered capital of Eastern Air Finance Company under the Capital Injection, (i) CEA Holding will contribute a pro-rata amount of RMB806.25 million in cash; (ii) the Company will contribute a pro-rata amount of RMB375 million in cash; and (iii) CES Finance will contribute a pro-rata amount of RMB318.75 million in cash. Upon completion of the Capital Injection, the respective equity interest held by CEA Holding, the Company and CES Finance in the then enlarged registered capital of Eastern Air Finance Company will remain unchanged.

Completion

CEA Holding, the Company and CES Finance shall pay their respective contributions under the Capital Injection by one-time cash payment to Eastern Air Finance Company’s designated bank account through bank transfer within 10 working days upon the Agreement becoming effective.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises. CES Finance is principally engaged in investment holding and management businesses.

Eastern Air Finance Company is principally engaged in deposit, lending and settlement business among member enterprises.

REASONS FOR ENTERING INTO THE AGREEMENT AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The shareholders of Eastern Air Finance Company (i.e. CEA Holding, the Company and CES Finance) unanimously agreed to inject share capital into Eastern Air Finance Company, allowing them to seize the opportunity of financial reforms and innovations in the China (Shanghai) Pilot Free Trade Zone, to enhance their anti-risk ability and financial services capabilities, to increase their domestic and foreign financing capacities, and thus satisfying the capital demand of the Company and CEA Holding.

The Board believes that the Capital Injection will effectively promote Eastern Air Finance Company’s sustainable development in the future, thereby enhancing the Company’s ability to obtain stable investment income.

The Capital Injection will be made by CEA Holding, the Company and CES Finance on a pro-rata basis. The terms and conditions of the Agreement were agreed after arm’s length negotiations between CEA Holding, the Company and CES Finance. The Directors (including the independent non-executive Directors) are of the view that the Agreement and the transactions contemplated thereunder are on normal commercial terms, and that the terms of the Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Eastern Air Finance Company is a non-wholly owned subsidiary of and thus an associate of CEA Holding, which in turn is the controlling shareholder of the Company. As such, Eastern Air Finance Company is a connected person of the Company. The CEA Contribution constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the CEA Contribution are less than 5% but more than 0.1%, the CEA Contribution is subject to reporting and announcement requirements under Chapter 14A of the Listing Rules and is exempt from approval by the independent shareholders of the Company.

The resolution regarding the CEA Contribution has been passed at the 2014 second regular meeting of the Board. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the CEA Contribution. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the CEA Contribution. Save as aforesaid, none of the Directors has any material interests in the CEA Contribution.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Agreement”	means the agreement dated 22 December 2014 entered into between CEA Holding, the Company and CES Finance in relation to the Capital Injection;

“Board”	means the board of directors of the Company;

“Capital Injection”	means the proposed capital injection of a total of RMB1,500 million in the registered capital of Eastern Air Finance Company by CEA Holding, the Company and CES Finance on a pro-rata basis in accordance with the terms and conditions of the Agreement;

“CEA Contribution”	means the contribution of RMB375 million in cash by the Company into Eastern Air Finance Company on a pro-rata basis, which forms part of the Capital Injection;

“CEA Holding”	means (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“CES Finance”	means (CES Finance Holding Co. Ltd), a wholly-owned subsidiary of CEA Holding;

“Company”	means (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Eastern Air Finance Company”	means (Eastern Air Group Finance Company Limited), which is directly held as to (i) 53.75% by CEA Holding; (ii) 25% by the Company and (iii) 21.25% by CES Finance;

“Group”	means the Company and its subsidiaries;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC; and

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

22 December 2014

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